PRESS RELEASE

from ASSA ABLOY AB (publ) **File No. 82-34735**

9 September 2004
no. 10/04

ASSA ABLOY sets up joint venture with Brighthandle on innovative door handles

ASSA ABLOY has set up a joint venture with Brighthandle AB, which has developed a door handle that communicates information using colored light. One application of the technology is to indicate whether rooms are free or occupied. The technology can also be used to show evacuation routes in case of fire. The joint venture with ASSA ABLOY will give Brighthandle access to a worldwide distribution network, manufacturing capacity, and capital to develop its business further.

The originator responsible for the concept, design and appearance of Brighthandle is Alexander Lervik, one of Sweden's most promising designers. The product was shown for the first time at the 2001 Milan Fair, where it attracted much attention, including being chosen as Hardware Product of the Year by the American magazine Architectural Record. The publicity obtained has led around 1,000 people from 40 countries to contact Brighthandle for more information about the product.

"ASSA ABLOY sees great potential in Brighthandle", says Åke Sund, ASSA ABLOY's Executive Vice President responsible for Market and Business Development. "From a design perspective Brighthandle can offer the ASSA ABLOY Group companies an interesting extra dimension. But future versions of the Brighthandle concept can also serve an important security function in the development of fittings to assist the evacuation of hotels, offices and other public buildings."

Brighthandle has already sold the communicating door handle to selected hotels, restaurants and offices. Installations include the acclaimed ladies' toilets at Stockholm's Sturecompagniet nightclub, the city's redesigned Rival Hotel part-owned by ABBA star Benny Andersson, and the new head offices shared by the OM Group and the Swedish Stock Exchange.

"The joint venture with ASSA ABLOY is working very smoothly, and we have already started product development and distribution projects for the Swedish and US markets and for the international hotel segment", says Fredrik Arnander, one of Brighthandle's founders. "This co-operation is a perfect combination of the small company's dynamic energy and the large company's resources and expertise in development, production and distribution."

For further information please contact:
Åke Sund, Executive Vice President, Market & Business Development, ASSA ABLOY, phone: +46 8 506 485 74
Mariann Eriksson, Acting Communication Manager, ASSA ABLOY, phone: +46 706 87 33 31

ASSA ABLOY AB (publ)
Box 70340, SE-107 23 Stockholm, Sweden
Tel: +46 8 506 485 00, Fax: +46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com **www.brighthandle.com**

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of around EUR 3 billion.